SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  6)*

Rand Capital Corporation
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
752185207
(CUSIP Number)
Bruce Howard User-Friendly Phone Book, LLC Chief Executive Officer 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	with copies to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185207

1.	Names of reporting persons User-Friendly Phone Book, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	202,991*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	202,991*

11.	Aggregate amount beneficially owned by each reporting person	202,991*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	7.8%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 2,589,380 shares of common stock, par value $0.10 per share (the “Common Stock”) of Rand Capital Corporation, a New York corporation (the “Issuer”), issued and outstanding as of May 21, 2020, based on information reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 21, 2020. User-Friendly Phone Book, LLC, a Delaware limited liability company (“UFPB”) is a wholly owned subsidiary of User-Friendly Holding, LLC, a Delaware limited liability company (“UFH” and, together with UFPB, the “Reporting Persons”). As of the date requiring the filing of this Schedule 13D (the “Event Date”), UFPB held 202,991 shares of Common Stock of the Issuer, or approximately 7.8% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the date of filing (the “Filing Date”). This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

CUSIP No. 752185207

1.	Names of reporting persons User-Friendly Holding, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	202,991*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	202,991*

11.	Aggregate amount beneficially owned by each reporting person	202,991*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	7.8%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 2,589,380 shares of Common Stock of the Issuer issued and outstanding as of May 21, 2020, based on information reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 21, 2020. As of the Event Date, UFPB held 202,991 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 202,991 shares of Common Stock of the Issuer held by UFPB, or approximately 7.8% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Rand Capital Corporation (the “Issuer”). This Amendment No. 6 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2018 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed June 22, 2018 (“Amendment No. 1”), Amendment No. 2, filed March 27, 2019 (“Amendment No. 2”), Amendment No. 3, filed April 10, 2019 (“Amendment No. 3”), Amendment No. 4, filed April 25, 2019 (“Amendment No. 4”), and Amendment No. 5, filed May 6, 2019 (Amendment No. 5”). The Initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and this Amendment No. 6, is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the last paragraph of the Schedule 13D:

On May 11, 2020, the Issuer paid its previously declared special dividend of $23.7 million, or approximately $1.62 per share, in a combination of Common Stock and cash.  The Reporting Persons received its dividend in a combination of 41,215 shares of Common Stock and cash. All share amounts reported in this Schedule 13D, including in the cover pages filed herewith, reflect the 1-for-9 reverse stock split of the Issuer’s Common Stock, which became effective on May 21, 2020.

Item 5.	Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(e). The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon  2,589,380 shares of Common Stock outstanding as of May 21, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 21, 2020.

As of the date requiring the filing of this Schedule 13D (the “Event Date”), UFPB held 202,991 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 202,991 shares of Common Stock held by UFPB, or approximately 7.8% of the shares of Common Stock deemed to be issued and outstanding as of the Filing Date.

By virtue of its being the sole member of UFPB, UFH has the power to vote or direct the vote, and to dispose or direct the disposition of, all of the 202,991 shares of Common Stock beneficially owned by it and held for the account of UFPB. By virtue of his control of the board of managers of UFH, Jeffrey T. Stevenson may be deemed to have shared voting power and dispositive power with respect to all Common Stock as to which UFH has voting or dispositive power and held for the account of UFPB. No other shares of Common Stock are owned, beneficially or otherwise, by the persons listed on Schedule I annexed hereto. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

The Reporting Persons have not effected any transaction in the Common Stock in the last 60 days, nor, to the knowledge of the Reporting Persons, any person named on Schedule I annexed hereto, has effected any transactions in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2020
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard
	Name:	Bruce Howard
	Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard
	Name:	Bruce Howard
	Title:	Chief Executive Officer